August 10, 2017

Via EDGAR

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, DC 20549

Re:	PDC Energy, Inc. and Guarantor
Registration Statement on Form S-4 (File No. 333-215198)

Ladies and Gentlemen:

PDC Energy, Inc. and the co-registrant guarantor listed in the above-referenced Registration Statement on Form S-4, as amended (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 1:00 p.m., Eastern Time, on August 11, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335.

Sincerely,

PDC ENERGY, INC.

By:	/s/ David W. Honeyfield
David W. Honeyfield
Senior Vice President and Chief Financial Officer

PDC PERMIAN, INC.

By:	/s/ Nicole L. Martinet
Nicole L. Martinet
Vice President, Associate General Counsel and Secretary